November 1, 2017	TSX.V - GIGA

Phillip Robinson Joins Giga Metals’ Board

(Vancouver) – Mark Jarvis, CEO of Giga Metals Corp., (TSX.V – GIGA) announced today that Phillip Robinson has joined the Company’s board of directors.

Phillip Robinson is a member of the Investment Team at Pala Investments, a Swiss based mining focused multi-strategy investment firm, and is focused on New Energy Metals investing. He has been integral to the development of Pala’s battery metal raw materials strategy and has in-depth knowledge of the electric vehicle and energy storage markets. Mr. Robinson worked on the structuring and execution of Cobalt 27 Capital Corp.’s recent IPO on the TSX Venture Exchange and has extensive experience in equity and debt financings, M&A transactions and restructurings.

“We wish to welcome Mr. Robinson to our Board,” said Mark Jarvis. “His financial expertise and network of contacts in both the battery metals industry and the investment community will help us to remain well funded as we push forward with development of our core Turnagain nickel and cobalt project and continue our search for other quality battery metal assets.”

“I am very pleased to be joining a strong team here at Giga Metals,” said Phillip Robinson. “It is a very exciting time for the nickel market and there are fantastic opportunities available to a company as well positioned as Giga Metals. I am looking forward to working with the Company’s experienced management team to drive value for Giga shareholders.”

Pursuant to the Company’s Stock Option Plan, 125,000 options have been granted to a director and a consultant with a strike price of $0.80 per share and a term of five years from the date of grant, subject to TSX approval.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION
Tel: 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 – 700 West Pender St., Vancouver, BC, Canada V6C 1G8
T: 604-681-2300 E: info@gigametals.com W: www.gigametals.com